

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via E-mail
Alain Couder
Chief Executive Officer and Chairman of the Board
Oclaro, Inc.
2560 Junction Avenue
San Jose, CA 95134

> **Re: Oclaro, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 8, 2012**
> **File No. 333-181254**

Dear Mr. Couder:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to requesting acceleration of this registration statement, please resolve the comments to your Form 10-K contained in the letter from us dated May 23, 2012.

Material U.S. Federal Income Tax Consequences of the Merger, page 87

2. Please revise to disclose whether this section of the registration statement is the opinion of counsel. If the disclosure is counsel's opinion or summarizes counsel's opinion, please file an exhibit in accordance with Regulation S-K, Item 601(b)(8).

3.   We note your disclosure on page 88 that the tax discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code; however, you may not assume a legal conclusion that underlies the opinion that a U.S. holder will not recognize any gain or loss upon receipt of Oclaro common stock. Accordingly, please revise the disclosure to remove this assumption concerning the reorganization. Please refer to section III.C.3 of Staff Legal No. 19 (Oct. 14, 2011).

<u>Where you can find more information, page 145</u>

4.   Please update and revise your disclosure in this section to include all of the documents required by clause (2) of paragraph (a) of Item 13 to Form S-4, including without limitation, Oclaro's Form 10-Q filed on May 10, 2012 and all relevant Forms 8-K filed by Oclaro and Opnext since the end of the fiscal years covered by their last respective annual reports.

<u>Exhibits</u>

5.   Please file an opinion of counsel as to the legality of the securities being registered. Please refer to Regulation S-K, Item 601(b)(5).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via email): Keith A. Flaum, Esq. – Weil, Gotshal & Manges LLP